Mizuho Securities USA LLC
1271 Avenue of the Americas
New York, New York 10020

October 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Scott Anderegg

Re:	McLaren Technology Acquisition Corp. Registration Statement on Form S-1 Filed September 3, 2021, as amended File No. 333-259339

Dear Mr. Anderegg:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, which is acting as the representative of the underwriters of the offering, hereby joins in the request of McLaren Technology Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m., Eastern time, on Tuesday, November 2, 2021, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, in excess of 150 copies of the Preliminary Prospectus dated October 19, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MIZUHO SECURITIES USA LLC

By:	/s/ Andy Laszlo
Name:	Andy Laszlo
Title:	Managing Director